United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   (Free Translation) MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF VALE S.A. HELD ON JULY 22, 2026 PUBLICLY-HELD COMPANY CNPJ No. 33.592.510/0001-54 NIRE 33.300.019.766 01 - PLACE, DATE AND TIME: Pursuant to Paragraph 2, item I, of Article 5 of CVM Resolution No. 81/2022, as amended ("Resolution 81"), the Extraordinary General Meeting of Shareholders (the "Meeting") was held exclusively in digital format through the Ten digital platform on July 22, 2026, at 10:00 a.m., and was deemed to be held at the headquarters of Vale S.A. ("Vale" or the "Company"). 02 - BOARD OF THE MEETING: Chairman: Mr. Wilfred Theodoor Bruijn, in his capacity as Chairman of the Board of Directors, pursuant to Article 9, caput, of the Company's Bylaws. Secretary: Mr. Luiz Antonio de Sampaio Campos. 03 - ATTENDANCE AND QUORUM: Shareholders representing 82.4% of the Company's share capital were present, as evidenced by: (i) the consolidated analytical voting map combining the votes contained in the voting reports prepared by the bookkeeping agent, the central depository and the Company itself, pursuant to Article 48, item II, of Resolution 81, including shareholders who exercised their rights to participation and voting remotely; and (ii) the list of shareholders participating through the digital platform. Accordingly, the legal quorum required for the installation of the Meeting was verified. Also present were Mr. Marcelo Feriozzi Bacci, Vale's Executive Vice President of Finance and Investor Relations, and Ms. Juliana Carvalho, representative of EY Auditores Independentes ("EY"), engaged by the Company to issue a limited assurance report regarding the procedures for receiving, recording and tabulating votes received by the Company in connection with the election of members of the Board of Directors and its Chairman. 04 - DIGITAL PLATFORM REQUIREMENTS: The digital platform complies with the requirements set forth in Article 28, Paragraph 1, of Resolution 81. The Call Notice and the Meeting Participation Guide and Proposal provided relevant instructions for the participation of Shareholders and holders of American Depositary Receipts ("ADRs"). Furthermore, at the beginning of the Meeting, Shareholders participating through the digital platform were informed of all procedures necessary for exercising their rights to participate, speak and vote through the digital platform during the Meeting. The Shareholders who participated through the digital platform had previously authorized the Company to use any information contained in the recording of the Meeting for all lawful purposes. 05 - CALL NOTICE: Further to the correspondence sent to the Company on June 11, 2026, by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ ("Previ"), a shareholder holding 7.01% of Vale's share capital, requesting, pursuant to Article 123, sole paragraph, item (c), of Law No. 6,404/76, the calling of an Extraordinary General Meeting, as disclosed in the Material Fact released to the market on the same date, the Meeting was duly called through the publication of the Call Notice on June 19, 2026, filed through the ENET System and made available on the Company's website, as well as through its publication in Valor Econômico (Rio de Janeiro edition) on June 23, 24 and 25, 2026, on pages E2, E3 and E5, respectively, and on the Company's website, with the following Agenda: 1.1. Removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; 1.2. If the matter described in item 1.1 above is approved, election of a new member of the Board of Directors to serve until the Annual General Meeting to be held in 2027; and 1.3. If the matter described in item 1.1 above is approved, election of the Chairman of the Board of Directors. All documents required under Law No. 6,404/76 and the regulations of the Brazilian Securities and Exchange Commission ("CVM") applicable to the matters included in the Agenda were made available to the Company's shareholders on the Company's website and through CVM's ENET System upon publication of the Call Notice. As disclosed in the Material Fact dated July 6, 2026, Mr. Daniel André Stieler submitted his resignation letter from the positions of member and Chairman of Vale's Board of Directors, effective immediately. Consequently, item 1.1 of the Agenda, namely the proposal for the removal of Mr. Daniel Stieler, became moot, while the remaining items on the Agenda remained unchanged for shareholder deliberation. 06 READING OF DOCUMENTS: Pursuant to Article 46-C, Sole Paragraph, of Resolution 81, at the beginning of the Meeting, the consolidated summary voting map was displayed, consolidating the summary voting maps of the central depository, the bookkeeping agent and the votes submitted directly to the Company, so that Shareholders could be informed of the voting results. Thereafter, in the interest of transparency and with the authorization of the representative of the depositary institution of the ADRs backed by shares issued by the Company, the Board of the Meeting also displayed a voting map consolidating both the votes cast through the remote voting forms and the total votes transmitted to the Company by the ADR depositary institution. The following documents relating to the matters to be addressed at the Meeting were made available: (i) publications of the Call Notice; (ii) the Meeting Participation Guide and Proposal disclosed on June 23, 2026 and republished on July 9, 2026, containing, among others: (ii.a) the correspondence from Previ sent on June 11, 2026 and its attachments; (ii.b) information regarding the candidates for the Board of Directors and for Chairman of such body, pursuant to items 7.3 through 7.6 of the Reference Form; (ii.c) the Commitment Letter and correspondence regarding the Basis for Calling the General Meeting, sent by Previ on July 3, 2026; and (ii.d) letters from shareholders Geração L. PAR Fundo de Investimento em Ações and Matsukawa Co. Ltd., sent on June 30, 2026 and July 7, 2026; (iii) the Minutes of the Extraordinary Meeting of the Board of Directors held on June 19, 2026 and its attachments; and (iv) the Material Fact dated July 6, 2026 regarding the resignation of Mr. Daniel André Stieler as member and Chairman of Vale's Board of Directors. Furthermore, the Chairman informed the meeting that the Company has received an Official Letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) requesting a declaration from the Company and its shareholder Previ regarding a consultation submitted to the regulator by the shareholders Geração L. Par Fundo de Investimento em Ações and Banco Clássico S.A. In the interest of transparency, the Company disclosed, yesterday evening, a Notice to the Market containing the full content of such Official Letter, of the consultation, and of the responses submitted by the Company and Previ. These documents were made available to interested parties on the websites of the CVM, B3, and the Company, as well as on the digital platform. The Chairman further informed that, in the Official Letter, CVM stated that it would not issue its response within the timeframe requested by the requesting parties, as such timeframe was deemed incompatible with the nature and complexity of the matters raised, and that the issues presented would therefore be reviewed within the scope of the proceeding for such purpose, in accordance with the procedures applicable to consultation proceedings before the CVM. Accordingly, the reading of such documents, which were already publicly available, was unanimously waived by the present shareholders 07 RESOLUTIONS: 7.1 Resolved, by majority vote, to elect Ms. IEDA GOMES YELL, Brazilian citizen, married, engineer, holder of Identity Card SSP/SP No. 16151907-6, enrolled with CPF/MF under No. 120.597.575-68, residing at 97 Woodbourne Road, Douglas, Isle of Man, British Isles, as an independent member of Vale's Board of Directors. The Director, whose term of office shall extend until the Annual General Meeting to be held in 2027, declared that she is fully qualified and not subject to any legal impediment under Article 147 of Law No. 6,404/76 to serve in such position, and her investiture shall be subject to the execution of the applicable instrument of investiture and other legally required documents. It was further recorded that the Company received an instrument whereby Ms. Ieda Gomes Yell, residing abroad, appointed Ms. Marluce Correa Gomes, Brazilian citizen, single, merchant, holder of Identity Card SSP/BA No. 100740235, enrolled with CPF/MF under No. 241.481.485-34, residing at Rua Padre Feijó 369, Apartment 1402, Tower 01, Canela, City of Salvador, State of Bahia, as her attorney-in-fact for the purposes set forth in Article 146, Paragraph 2, of Law No. 6,404/76. Ms. Ieda Gomes Yell was elected with 2,400,170,665 votes. It was further recorded that Mr. José Maurício Pereira Coelho received 628,533,132 votes in favor and was therefore not elected. The written statements submitted to the Chair have been attached hereto and form an integral part of these minutes. The Board of the Meeting recorded that the election of the member of the Board of Directors was monitored by EY Auditores Independentes, responsible for preparing a limited assurance report on the procedures for receiving, recording and tabulating the votes received. 7.2 Resolved, by majority vote, to elect DirectorMANUELLINO SILVA DE SOUSA OLIVEIRA, British citizen, married, economist, holder of Passport No. 548309587, enrolled with CPF/MF under No. 717.221.071-97, residing and domiciled in the United Kingdom, to the position of Chairman of the Board of Directors. Mr. Manuel Lino Silva De Sousa Oliveira was elected with 1,977,262,848 votes in favor. It was recorded that Mr. Marcelo Gasparino received 1,065,493,489 votes in favor and was therefore not elected. The Board of the Meeting recorded that the election of the Chairman of the Board of Directors was monitored by EY Auditores Independentes, responsible for preparing a limited assurance report on the procedures for receiving, recording and tabulating the votes received. 08 PREPARATION AND PUBLICATION OF THE MINUTES: The Shareholders who participated through the digital platform and by means of a valid remote voting form are deemed signatories to these Minutes and to the Shareholders' Attendance Book, and their signatures were recorded by the Chairman and the Secretary of the Meeting, all pursuant to Article 47, Paragraphs 1 and 2, of Resolution 81. Pursuant to Article 9, Paragraph 2, of the Company's Bylaws, these Minutes are drawn up in summary form and shall be published without the signatures of the participating Shareholders. 09 CLOSING: There being no further business to discuss, the Meeting was adjourned and these Minutes were drawn up and signed by the Chairman and the Secretary of the Meeting, pursuant to Article 47, Paragraphs 1 and 2, of Resolution 81. Free Translation Mr. Chairman of this General Shareholders’ Meeting of Vale, After greeting the board of the meeting and the other present shareholders, I hereby raise this Point of Order to place the following statement on record. The Company disclosed a notice to the market containing a statement in response to the Consultation submitted by these shareholders, in the following terms: “It should be noted that the Company received with great surprise the reference made in the Inquiry to the minutes of the Nomination and Governance Committee meeting held on June 18, 2026, considering that such minutes are not public and that information regarding such meeting would be restricted to the members of the Nomination and Governance Committee and, in the case of the Board members, due to the reading of such minutes at the extraordinary Board of Directors meeting held on June 19, 2026 (“June 19, 2026 BoD Meeting”), at the request of the then Chairman.” Without addressing the merits of the Company’s statement — which, in my view, is consistent with the position advocated by shareholder Previ — it should be recorded that the Consultation was based entirely on public information made available by the Company itself, which was also attached to the Consultation for the purpose of facilitating the analysis by the Authority. On 20 June 2026, the Company disclosed several documents to the market, including the “Minutes of the Board Meeting Concerning the Call Notice”, held on 19 June 2026, together with the votes of three directors who participated in that resolution. From a straightforward reading of those public documents, it is possible to conclude that the Nomination and Governance Committee — CIG, a statutory body of the Company, met on 18 June 2026 to consider a matter subsequently submitted to the Board of Directors on 19 June 2026, and that draft minutes were prepared, which are mentioned in several passages of the Board Meeting minutes themselves. In addition, item 9 of the vote of Board member and CIG member Marcelo Gasparino da Silva presents a summary of the discussions and recommendations from that meeting. Accordingly, based on a combined analysis of those public documents—including with the assistance of artificial intelligence tools for the consolidation and organization of the information contained therein — it is possible to prepare a consistent summary of the matters discussed at the CIG meeting of 18 June 2026, as well as to identify the positions, or lack thereof, of its respective members, without any access to non-public documents. Therefore, it is requested that the Company acknowledge that the Consultation was prepared with the same diligence adopted by this Requesting Party over the course of approximately one month of analysis, and that it was based exclusively on inferences drawn from public documents made available by the Company itself, and not on any confidential information or restricted-access document. Free Translation I would appreciate it if you could confirm receipt and registration of this statement. Sincerely, João Vicente Silva Machado Attorney-at-Law— OAB/SC 60,942 (48) 99617-8898 Free translation EXTRAORDINARY GENERAL MEETING OF VALE S.A. JULY 22, 2026 VOTING STATEMENT Danilo D’Addio Chammas, shareholder of Vale S.A., hereby submits this separate voting statement for the purpose of placing on record my abstention with respect to items 1.2 and 1.3 of the agenda, which refer, respectively, to the election of a new member and of the new Chairman of the Company’s Board of Directors. In the June 24, 2026 edition of the prestigious newspaper O Globo, the renowned journalist Lauro Jardim brought to light what he described as the “surprising vote” of board member Marcelo Gasparino, cast at the meeting of the Board of Directors of Vale S.A. held on June 19 of this same year. In his statement, Gasparino reportedly expressed firm indignation at serious facts reported by the then Chairman of the Board, Mr. Daniel André Stieler, involving the controversial “Bamim” project, the contentious reopening of the early renewal process for the railway concessions — marked by the untimely advance payment of BRL 4 billion by Vale in December 2024—and also the conflicts of interest related to the so-called “Mini-Minas” projects, which had allegedly attracted the interest of companies with close ties to public authorities. The board member emphasized that such matters must be rigorously investigated by the Audit Committee (CARE), repudiating any possibility of the Company being subjected to extortion or favoring “friends of the king.” In his statement, Gasparino also described as “abominable” the hypothesis that Board meetings had been clandestinely recorded, demanding a proper investigation and appropriate reprimand. I consider it indispensable that clarifications be provided regarding these matters, which are of vital importance to the Company’s business, particularly with respect to the quality of its relationship with the communities located in the vicinity of its mining projects. In this context, it becomes increasingly evident that large transnational corporations such as Vale S.A. must adopt robust human rights and environmental due diligence practices throughout their entire value chain, especially in their relationships with smaller companies. The European Union, through the Corporate Sustainability Due Diligence Directive (CSDDD), has reinforced this global trend by requiring that corporations identify, prevent, and mitigate social and environmental risks arising from their operations and commercial partnerships. This constitutes a regulatory framework that signals the need to align global businesses with ethical and sustainable standards, preventing questionable practices in smaller segments from contaminating the reputation and responsibility of large corporations. As a resident of the community of Jangada, in the Municipality of Brumadinho, adjacent to Córrego do Feijão, I am particularly concerned about the projects that form part of Vale S.A.’s Mini-Minas program, which is based on partnerships maintained by Vale S.A. with other Free translation companies — a program about which little information is available and which has generated ongoing concerns among residents of areas threatened by or already affected by these projects. I have a particular interest in learning in detail about the commercial relationships of Vale S.A. with the companies Itaminas and MGB with respect to the projects currently operated in Brumadinho, as well as the commercial relationships of Vale S.A. with companies operating in the vicinity of the Serra do Gandarela National Park. Certain companies with which Vale S.A. has maintained business relationships have appeared in police reports, having been involved in investigations already concluded and reported by the Federal Police, resulting in numerous indictments, which became publicly known as Operation Rejeito and Operation Parcours. I therefore request that I be informed, one by one, of which projects form part of Vale S.A.’s “Mini- Minas” program, what measures are being taken by Vale S.A. to investigate the serious allegations made by Board Member Marcelo Gasparino at the Board of Directors meeting of June 19, 2026, as well as the measures that have been taken by Vale S.A. in terms of due diligence to verify the regularity of its relationships and business dealings with other companies. I request that this voting statement be duly numbered, authenticated, and filed, IN FULL (in Portuguese and English), together with the minutes of this general meeting, as provided for in the Brazilian Corporate Law (Law No. 6,404/1976), Article 130, §1, items “a” and “b.” I await a written response to these inquiries and considerations within a period not exceeding 30 (thirty) days. Brumadinho, July 22, 2026. [Digitally signed] Danilo D’Addio Chammas Shareholder CPF 263.253.508-55

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 22, 2026		Director of Investor Relations